SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No.1)*

                          CORTEX PHARMACEUTICALS, INC.
                         -----------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                        --------------------------------
                         (Title of Class of Securities)

                                    220524300
                                 --------------
                                 (CUSIP Number)

                                January 14, 1999
                      -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                                Page 1 of 8 Pages

                                  SCHEDULE 13G
CUSIP No. 220524300                                            Page 2 of 8 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  333,900
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                        0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   333,900
    With
                           8        Shared Dispositive Power
                                                  0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            333,900

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                                            [ ]
11       Percent of Class Represented By Amount in Row (9)

                                    2.69%

12       Type of Reporting Person*

                  OO; IA


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP No. 220524300                                            Page 3 of 8 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                        0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  333,900
    Each
  Reporting                7        Sole Dispositive Power
   Person                                         0
    With
                           8        Shared Dispositive Power
                                            333,900

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            333,900

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                            [ ]
11       Percent of Class Represented By Amount in Row (9)

                                    2.69%

12       Type of Reporting Person*

                  IA






                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP No. 220524300                                            Page 4 of 8 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                        0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  333,900
    Each
  Reporting                7        Sole Dispositive Power
   Person                                         0
    With
                           8        Shared Dispositive Power
                                            333,900

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            333,900

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                            [ ]
11       Percent of Class Represented By Amount in Row (9)

                                    2.69%

12       Type of Reporting Person*

                  IA






                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 8 Pages


Item 1(a)         Name of Issuer:

                  Cortex Pharmaceuticals, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  15241 Barranca Parkway, Irvine, CA 92618.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Soros  Fund  Management   LLC,  a  Delaware   limited
                           liability company ("SFM LLC");

                  ii)      Mr. George Soros ("Mr. Soros"); and

                  iii)     Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").


                  This Statement relates to Shares (as defined herein) held for the account of Quantum Partners LDC ("Quantum Partners"), a Cayman Islands exempted limited duration company. SFM LLC, a Delaware limited liability company, serves as principal investment manager to Quantum Partners and as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

Item 2(c)         Citizenship:

                  i)       SFM LLC is a Delaware limited liability company;

                  ii)      Mr. Soros is a United States citizen; and

                  iii)     Mr. Druckenmiller is a United States citizen.


Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.001 par value (the "Shares").

                                                               Page 6 of 8 Pages


Item 2(e)         CUSIP Number:

                           220524300

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                           As of January 15, 1999, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                                    Each  of  SFM  LLC,   Mr.   Soros   and  Mr.
                                    Druckenmiller   may  be  deemed  to  be  the
                                    beneficial owner of the 333,900 Shares held for the account of Quantum Partners.


Item 4(b)         Percent of Class:

                                    The  number of  Shares of which  each of SFM
                                    LLC, Mr. Soros and Mr.  Druckenmiller may be
                                    deemed   to   be   the   beneficial    owner
                                    constitutes approximately 2.69% of the total number of Shares outstanding.

Item 4(c) Number of shares as to which such person has:

   SFM LLC
   -------

   (i)      Sole power to vote or to direct the vote:                    333,900

   (ii)     Shared power to vote or to direct the vote:                        0

   (iii)    Sole power to dispose or to direct the disposition of:       333,900

   (iv)     Shared power to dispose or to direct the disposition of:           0

   Mr. Soros
   -------

   (i)      Sole power to vote or to direct the vote:                          0

   (ii)     Shared power to vote or to direct the vote:                  333,900

   (iii)    Sole power to dispose or to direct the disposition of:             0

   (iv)     Shared power to dispose or to direct the disposition of:     333,900

                                                               Page 7 of 8 Pages
   Mr. Druckenmiller
   -----------------

   (i)      Sole power to vote or to direct the vote:                          0

   (ii)     Shared power to vote or to direct the vote:                  333,900

   (iii)    Sole power to dispose or to direct the disposition of:             0

   (iv)     Shared power to dispose or to direct the disposition of:     333,900

Item 5.     Ownership of Five Percent or Less of a Class:

            If this Statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of a class of securities, check the following: [X]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

                           This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                           This Item 7 is not applicable.

Item 8.     Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.    Certification:

            By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 8 of 8 Pages

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 15, 1999                SOROS FUND MANAGEMENT LLC


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                                   Michael C. Neus
                                                   Assistant General Counsel


Date:  January 15, 1999                GEORGE SOROS


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                                    Michael C. Neus
                                                    Attorney-in-Fact


Date:  January 15, 1999                STANLEY F. DRUCKENMILLER


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                                    Michael C. Neus
                                                    Attorney-in-Fact